Exhibit 99.1

Ballard Recognized in Report on Business Magazine's Inaugural "Women Lead Here" List

VANCOUVER, March 30, 2020 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Globe and Mail's Report on Business magazine has named Ballard in its inaugural "Women Lead Here" list, which identifies 73 Canadian companies at the forefront of women in leadership positions. For this first annual survey, Report on Business evaluated hundreds of companies in order to identify those named in this year's list, with the intention of setting a benchmark for gender diversity in corporate Canada.

At the end of 2019 women represented 24% of Ballard's 703 employees, including 22% of the Company's board members, 33% of its executive team, 18% of the senior leadership group and 20% of all managers.

Randy MacEwen, Ballard President and CEO said, "We strive to continually strengthen our employee value proposition and focus on making Ballard a great place to work. We are committed to an equal opportunity workplace and value gender diversity, as well as diversity in areas such as age, race, ethnicity, cultural background, sexual orientation, language, education and abilities. We believe that this makes for a stronger organization and, taken together, our focus on diversity and inclusion provides a significant foundation to both attract and retain top talent."

Jan Laishley, Ballard Vice-President of Human Resources added, "We continue to advance a culture of diversity and inclusion, which is foundational to promoting an environment where differences are valued and respected. At Ballard we encourage an atmosphere of trust and respect so that all team members feel safe to take risks, identify problems, ask questions, disagree, make mistakes, innovate, and perform at their best. We are proud to have our Company's gender diversity recognized by Report on Business magazine."

To create the inaugural "Women Lead Here" list, Report on Business magazine evaluated the 500 largest publicly traded companies in Canada. Completed assessments represent the state of each company in the November-December 2019 period, and reflect consideration of gender diversity in executive leadership at CEO, C-suite and Vice-President levels. Consideration was also given to company profitability, revenue growth and three-year financial return.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements that involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities. The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:15e 30-MAR-20